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                                                            OMB APPROVAL
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             UNITED STATES                          OMB NUMBER:       3235-0145
    SECURITIES AND EXCHANGE COMMISSION              Expires:  October 31, 1997
          WASHINGTON, D.C. 20549                    Estimated average burden
                                                    hours per response . .14.90
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                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _________)*

                        INTEK DIVERSIFIED CORPORATION
- -------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                 458134 10 3
      -----------------------------------------------------------------
                                (CUSIP Number)


Robert B. Kelly, 1101 30th Street, N.W., Washington, D.C. 20007 (202) 342-0460
- -------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                    8/1/95
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / X /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D


CUSIP NO.    458134 10 3                               Page 2 of 6 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SECURICOR INTERNATIONAL LIMITED


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

        00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) OR 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom

                  7  SOLE VOTING POWER
 NUMBER OF              937,042
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY                -0-
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON                937,042
   WITH
                 10  SHARED DISPOSITIVE POWER
                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
         937,042

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.9%

14  TYPE OF REPORTING PERSON*
         CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

Item 1.     Security and Issuer.

            Security:                              Common Stock

            Issuer:                                Intek Diversified Corporation
                                                   970 West 190th Street
                                                   Suite 720
                                                   Torrance, California 90502


Item 2.     Identity and Background.

     (a)    Name:                                  Securicor International
                                                   Limited, a United Kingdom
                                                   corporation (the "Reporting
                                                   Person")

     (b)    Address:                               Sutton Park House
                                                   15 Carshalton Road
                                                   Sutton, Surrey SM1 4LD
                                                   United Kingdom

     (c)    Principal Business:                    Provision of security
                                                   services

     (d)    Criminal Convictions:                  None

     (e)    Civil Adjudication of
            Violation of Securities Laws:          None


Item 3.     Source and Amount of Funds or Other Consideration.

            The Issuer and its wholly-owned subsidiary, Roamer One, Inc., a Delaware corporation ("Roamer One"), have entered into a Financing Agreement and related agreements with Linear Modulation Technology Limited ("LMT"), a subsidiary of Securicor Group, plc, located in Bath, England, and Simmonds Communications Ltd. ("SCL"), providing for the financing and delivery by LMT of $2,900,000 worth of base station equipment and $1,100,000 worth of mobile radios in exchange for an equal value of the Issuer's stock, to be issued to the Reporting Person. The Reporting Person is a wholly-owned subsidiary of Security Services, plc, of which Securicor Group, plc owns 50.75%. The number of shares was determined by the average of the closing bid and asked prices for the Common Stock of the Issuer for the ten trading days prior to March 22, 1995.





                                  Page 3 of 6
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Item 4.     Purpose of Transaction.

            See Item 3. SCL and Securicor Group, plc are discussing additional financing arrangements with the Issuer and Roamer One, including the extension of a significant credit line, for the purchase of additional LMT equipment.
The structure of future financing arrangements between the parties is undetermined at this stage.

            Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)  Any action similar to any of those enumerated above.





                                  Page 4 of 6
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Item 5.  Interest in Securities of the Issuer.

            (a)(b) The Reporting Person has the sole power to vote and dispose of, and is the beneficial owner of, 937,042 shares of Common Stock of the Issuer, which is 8.9% of the outstanding Common Stock of the Issuer.

            (c) During the past 60 days, the Reporting Person has only acquired shares of the Issuer in the single transaction described in Item 3 above.

            (d) No person or entity other than the Reporting Person has the right to receive or power to directly receive dividends from or the proceeds from the sale of the securities of the Issuer owned by the Reporting Person.

            (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Pursuant to the transaction described in Item 3, the Issuer granted certain registration rights to the Reporting Person with respect to the shares of Common Stock of the Issuer acquired by the Reporting Person and identified in this Schedule 13D.

            Except as set forth above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            Not applicable.





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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August   4  , 1995                      /s/ C.SHIRTCLIFFE
             ------                            -------------------------------
                                               Signature



                                               /s/   C. Shirtcliffe/Director
                                               -------------------------------
                                               Name/Title





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